United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 2, 2006**

Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On March 2, 2006, Hercules Incorporated (the "Company") entered into a Third Amendment (the "Amendment") to its Amended and Restated Credit Agreement (the "Agreement") by and among itself, the Guarantors signatory thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent for the Lenders, and the Lenders thereto. The Amendment provides, among other things, that: (i) the net proceeds from the sale of the Company's majority interest in FiberVisions Delaware Corporation shall be used to permanently repurchase, repay, legally defease or otherwise redeem outstanding Indebtedness and/or Preferred Securities of the Company; (ii) the applicable margin over LIBOR on the term loan is reduced from 1.75% to 1.50%; (iii) the limit for outstanding letters of credit is increased from $100 million to $120 million; and (iv) certain changes are made to the definitions, limitations and other terms of the Agreement intended to provide the Company with greater business, financial and operational flexibility. The terms used in the foregoing sentence are defined in the Agreement.

The Amendment is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) **Exhibits.** 10.1 Third Amendment to Amended and Restated Credit Agreement dated March 2, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

March 7, 2006   By: **HERCULES INCORPORATED**

                                                                /s/ Allen A. Spizzo
                                                                Allen A. Spizzo
                                                                Vice President and Chief Financial Officer

Exhibit 10.1

Execution Copy

THIRD AMENDMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT

THIS THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this "Amendment"), dated as of March 2, 2006, is entered into by and among HERCULES INCORPORATED, a Delaware corporation (the "Company"), the Guarantors signatory hereto, the Lenders signatory hereto, CREDIT SUISSE, CAYMAN ISLANDS BRANCH (formerly known as Credit Suisse First Boston, acting through its Cayman Islands Branch), as Administrative Agent for the Lenders (in such capacity, the "Administrative Agent") and WACHOVIA BANK, NATIONAL ASSOCIATION, as Syndication Agent and Issuing Lender (together with the Administrative Agent, the "Agents").

RECITALS

A. The Company, the Guarantors, the Lenders and the Agents are party to that certain Amended and Restated Credit Agreement dated as of April 8, 2004 (as amended by that certain First Amendment to Amended and Restated Credit Agreement dated as of August 12, 2004, that certain Second Amendment to Amended and Restated Credit Agreement dated as of June 29, 2005 and as further amended, restated, modified or supplemented, the "Existing Credit Agreement"). Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, have the meanings provided in the Existing Credit Agreement.

B. The Company has requested certain modifications to the Existing Credit Agreement.

C. Such modifications require the consent of (i) all of the Lenders with a Term B Loan Commitment (the "Term B Lenders") and (ii) the Required Lenders.

D. The Term B Lenders and the Required Lenders have consented to the requested modifications on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

I. AMENDMENTS TO EXISTING CREDIT AGREEMENT

Subject to the satisfaction of the conditions precedent set forth in Section 4 of Article II hereof, from and after the Third Amendment Effective Date (as defined below), the Existing Credit Agreement is hereby amended in the following respects:

1. Section 2.6(b)(iii) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(iii) Asset Dispositions. The Net Cash Proceeds from any Asset Disposition or Involuntary Disposition (including insurance and condemnation proceeds) received at any time by any Credit Party or any Subsidiary of a Credit Party may, within 270 days from the date of receipt, be applied (or caused to be applied) by the Company and its Consolidated Subsidiaries to make Eligible Reinvestments; provided, however, that the Net Cash Proceeds from the FiberVisions Transaction shall be promptly applied after receipt of such proceeds to permanently repurchase, repay, legally defease or otherwise redeem outstanding Indebtedness of the

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Company (including without limitation, the High Yield Notes) and/or relating to the Preferred Securities. If and whenever any such Net Cash Proceeds (i) other than Net Cash Proceeds from the FiberVisions Transaction and (ii) in excess of $15,000,000 in the aggregate from the Closing Date are not reinvested in Eligible

Reinvestments prior to the expiration of such 270-day period, the Company shall, on the first Business Day thereafter, apply such excess unreinvested amount to prepay the Loans as set forth in clause (vi) below."

2. Section 2.14(a) of the Existing Credit Agreement is hereby amended by deleting the reference to "**ONE HUNDRED MILLION DOLLARS ($100,000,000)**" and replacing it with a reference to "**ONE HUNDRED TWENTY MILLION DOLLARS ($120,000,000)**".

3. Section 5.2(b)(iii) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(iii) Sale of Assets. It will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets, in a transaction or a series of related transactions unless (A) such transaction is not an Asset Disposition, (B) such transaction is the FiberVisions Transaction or (C) the aggregate value of the assets sold, leased or disposed of in such transaction, when added to the aggregate value of all assets sold, leased or disposed of in all transactions permitted by this clause (C) at any time after the Closing Date, does not exceed $75,000,000; provided, however, that at least 85% of the consideration received by the Company and/or its Subsidiaries in connection with each such transaction shall be in cash or Cash Equivalents."

4. Section 5.2(f)(iii) of the Existing Credit Agreement is hereby amended by inserting the word "price," immediately following the word "anticipated" therein.

5. Section 5.2(k)(ii)(B)(II) of the Existing Credit Agreement is hereby amended by (i) deleting the reference to "$40,000,000" therein and replacing it with a reference to "$75,000,000" and (ii) deleting the proviso in its entirety.

6. Section 5.2(k)(ii) of the Existing Credit Agreement is hereby amended by adding the following as new clauses (C) and (D) respectively:

"(C) the Company may use the Net Cash Proceeds of the FiberVisions Transaction to repurchase, repay, legally defease or otherwise redeem any Indebtedness for borrowed money (including, without limitation, the High Yield Notes) or relating to Preferred Securities; provided, however, that for the avoidance of doubt, amounts used to repurchase, repay, legally defease or otherwise redeem such Indebtedness pursuant to this clause (C) shall be in addition to, and shall not count towards, the baskets set forth in clauses (B)(I) and (II); and

(D) the Company and its Subsidiaries may make voluntary or optional payments or prepayments on, or otherwise repurchase, repay, legally defease or otherwise redeem, Indebtedness of FiberVisions Delaware Corporation (formerly known as FiberVisions, L.L.C.) and its Subsidiaries in an aggregate amount not to exceed $9,000,000."

7. The definition of "Applicable Margin" in Section 7.1 of the Existing Credit Agreement is hereby amended in clause (ii) therein by (i) deleting the reference to "1.75%" and replacing it with a reference to "1.50%" and (ii) deleting the reference to "0.75%" and replacing it with a reference to "0.50%".

8. The definition of "Consolidated EBITDA" in Section 7.1 of the Existing Credit Agreement is hereby amended by deleting the "and" immediately before clause (iii)(f) and replacing it with a "," and inserting the following as a new clause (iii)(g):

"(g) cash restructuring charges taken by the Company in the fiscal year ended December 31, 2006 not to exceed $35,000,000 in the aggregate"

9. The definition of "Permitted Liens" in Section 7.1 of the Existing Credit Agreement is hereby amended in clause (vii) therein by deleting the phrase "indebtedness for borrowed money" and replacing it with "Indebtedness."

10. Section 7.1 of the Existing Credit Agreement is hereby amended by adding the following definition in the appropriate alphabetical order:

"FiberVisions Transaction" shall mean collectively, the transaction involving (i) the sale of the Company's 51% interest in FiberVisions Delaware Corporation (formerly known as FiberVisions, L.L.C.) to SPG for approximately $125,000,000 in cash and certain other earn-out payments to be determined, and (ii) the granting by WSP, Inc. to SPG of an option to buy, no later than January 31, 2007, an additional 14% interest in FiberVisions Delaware Corporation (formerly known as FiberVisions, L.L.C.) for approximately $7,400,000.

"SPG" shall mean SPG/FV Investor LLC, an affiliate of SPG Partners, LLC, a New York-based private equity firm.

II. MISCELLANEOUS

1. Representations and Warranties. Each of the Credit Parties represents and warrants to the Lenders and the Administrative Agent as follows:

(i) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(ii) This Amendment has been duly executed and delivered by such Credit Party and constitutes such Credit Party's legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited (x) by general principles of equity and conflicts of laws (whether enforcement is sought by proceedings in equity or at law) or (y) by bankruptcy, reorganization, insolvency, moratorium or other laws of general application relating to or affecting the enforcement, of creditors' rights.

(iii) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Credit Party of this Amendment (except for those which have been obtained on or prior to the Third Amendment Effective Date).

(iv) The execution and delivery of this Amendment does not diminish or reduce its obligations under the Credit Documents (including, without limitation, in the case of each Guarantor, such Guarantor's guaranty pursuant to Section 3A of the Existing Credit Agreement) in any manner, except as specifically set forth herein.

(v) Such Credit Party has no claims, counterclaims, offsets, or defenses to the Credit Documents and the performance of its obligations thereunder, or if such Credit Party has any such claims, counterclaims, offsets, or defenses to the Credit Documents or any transaction related to the Credit Documents, the same are hereby waived, relinquished and released in consideration of the Required Lenders' and the Term B Lenders' execution and delivery of this Amendment.

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(vi) The representations and warranties of the Credit Parties set forth in Section 1 of the Existing Credit Agreement are true and correct in all material respects as of the date hereof (except those that expressly relate to an earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date) and all of the provisions of the Credit Documents, except as amended hereby, are in full force and effect.

(vii) Subsequent to the execution and delivery of this Amendment and after giving effect hereto, no unwaived event has occurred and is continuing on the date hereof which constitutes a Default or an Event of Default.

2. <u>Release of Liens; Release of Guarantors; Reaffirmations</u>. Upon consummation of the FiberVisions Transaction, all security interests, mortgages, liens, pledges and other encumbrances granted to the Administrative Agent, on behalf of the Lenders, encumbering the assets of FiberVisions Incorporated**,** FiberVisions, L.P., FiberVisions Products, Inc., FiberVisions Delaware Corporation (formerly known as FiberVisions, L.L.C.), Athens Holdings, Inc. and Covington Holdings, Inc. shall automatically be deemed to be terminated and released. The Administrative Agent will promptly deliver to the Company, at the Company's expense, (x) UCC releases in the form of Exhibit A attached hereto, which releases the Company will be authorized to file on behalf of the Administrative Agent with the Secretary of State of the applicable jurisdiction of incorporation upon the consummation of the FiberVisions Transaction and (y) upon the Company's request, such other releases or termination statements, discharges of security interest or any other discharge or release documents as are reasonably necessary to give effect to the foregoing. The Company agrees to give the Administrative Agent prompt written notice of the closing of the FiberVisions Transaction and in the event such sale does not occur on or before April 30, 2006, the Company shall promptly return such UCC releases to the Administrative Agent. Furthermore, upon consummation of the FiberVisions Transaction, each of FiberVisions Incorporated**,** FiberVisions, L.P., FiberVisions Products, Inc., FiberVisions Delaware Corporation (formerly known as FiberVisions, L.L.C.), Athens Holdings, Inc. and Covington Holdings, Inc. shall automatically be deemed released as Guarantors. Except as set forth in this Article II, Section 2, each Credit Party affirms the liens and security interests created and granted by it in the Credit Documents (including, but not limited to, the Security Agreement and the Mortgages) and agrees that this Amendment shall in no manner adversely affect or impair such liens and security interests.

3. <u>Effect of Amendment</u>. Except as expressly modified and amended in this Amendment, all of the terms, provisions and conditions of the Credit Documents shall remain unchanged and in full force and effect. The Credit Documents and any and all other documents heretofore, now or hereafter executed and delivered pursuant to the terms of or otherwise in connection with the Credit Documents are hereby amended so that any reference to the Existing Credit Agreement shall mean a reference to the Existing Credit Agreement as amended hereby.

4. <u>Conditions Precedent</u>. This Amendment shall become effective as of the date first above written (the "<u>Third Amendment Effective Date</u>") when, and only when, each of the following conditions shall have been satisfied (it being understood that the satisfaction of one or more of the following conditions may occur concurrently with the effectiveness of this Amendment):

(a) <u>Execution of Counterparts of Amendment</u>. The Administrative Agent shall have received counterparts of this Amendment, which collectively shall have been duly executed on behalf of the Company, each of the Guarantors, the Term B Lenders and the Required Lenders.

(b) <u>Officer's Certificate</u>. The Administrative Agent shall have received a certificate executed by a Responsible Officer of the Company as of the Third Amendment Effective Date, in form and substance satisfactory to the Administrative Agent, stating that (i) each Credit Party is in compliance with all existing material financial obligations, (ii) all governmental, shareholder and third party consents and approvals, if any, with respect to the Credit Documents and the transactions contemplated thereby have been obtained, (iii) no action, suit, investigation or proceeding is pending or threatened in any court or before any arbitrator or governmental instrumentality that purports to affect any Credit Party or any transaction contemplated by the Credit Documents, if such action, suit, investigation or proceeding would reasonably be expected to have a Material Adverse Effect, and (iv) (A) no Default or Event of Default exists and (B) all representations and warranties contained herein and in the other Credit Documents are true and correct in all material respects (except those that expressly relate to an earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date).

(c) Fees and Expenses. The payment by the Company to the Agents (or their Affiliates) of all fees and expenses relating to this Amendment and the Existing Credit Agreement which are due and payable on the Third Amendment Effective Date, including, without limitation, payment by the Company on the date hereof of all out-of-pocket costs and expenses of the Agents in connection with the preparation, execution and delivery of this Amendment, including without limitation the fees and expenses of Moore & Van Allen PLLC, special counsel to the Agents.

5. Construction. This Amendment is a Credit Document executed pursuant to the Existing Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Existing Credit Agreement as amended hereby.

6. Counterparts. This Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

7. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

8. Binding Effect. This Amendment, the Existing Credit Agreement as amended hereby and the other Credit Documents embody the entire agreement between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof. These Credit Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. Except as expressly modified and amended in this Amendment, all the terms, provisions and conditions of the Credit Documents shall remain unchanged and shall continue in full force and effect.

9. Severability. If any provision of this Amendment is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

<u>COMPANY</u>: **HERCULES INCORPORATED**

By: <u>/s/ S. C. Shears</u>
Name: S. C. Shears
Title: Vice President and Treasurer

<u>GUARANTORS</u>:

AQUALON COMPANY,
    a Delaware general partnership
EAST BAY REALTY SERVICES, INC.,
    a Delaware corporation
HERCULES COUNTRY CLUB, INC.,
    a Delaware corporation
HERCULES CREDIT, INC.,
    a Delaware corporation
HERCULES EURO HOLDINGS, LLC,
    a Delaware limited liability company
HERCULES FINANCE COMPANY,
    a Delaware general partnership
HERCULES FLAVOR, INC.,
    a Delaware corporation
HERCULES HYDROCARBON HOLDINGS, INC.,
    a Delaware corporation
HERCULES INTERNATIONAL LIMITED, LLC,
    a Delaware limited liability company
HERCULES PAPER HOLDINGS, INC.,
    a Delaware corporation
HERCULES SHARED SERVICES CORPORATION,
    a Delaware corporation
WSP, INC.,
    a Delaware corporation
ATHENS HOLDINGS, INC.,
    a Delaware corporation
COVINGTON HOLDINGS INC.,
    a Delaware corporation
FIBERVISIONS INCORPORATED,
    a Delaware corporation
FIBERVISIONS, L.P.,
    a Delaware limited partnership
FIBERVISIONS PRODUCTS, INC.,
    a Georgia corporation
FIBERVISIONS DELAWARE CORPORATION, (formerly known as FiberVisions, L.L.C.),
    a Delaware corporation

By: <u>/s/ S. C. Shears</u>
Name: S. C. Shears
Title: Vice President and Treasurer
    for each of the foregoing Guarantors

ADMINISTRATIVE AGENT
AND LENDER: **CREDIT SUISSE, CAYMAN ISLANDS BRANCH** (formerly known as Credit Suisse First Boston, acting through its Cayman Islands Branch), in its capacity as Administrative Agent, Collateral Agent and Lender

By: /s/ James Moran
Name: James Moran
Title: Managing Director

By: /s/ Dana F. Klein
Name: Dana F. Klein
Title: Managing Director

LENDERS: **WACHOVIA BANK, NATIONAL ASSOCIATION**

                                     By: /s/ C. Jeffrey Seaton
                                     Name C. Jeffrey Seaton
                                     Title: Managing Director